Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents, short term debt, including current portion of long term debt and our capitalization as of December 31, 2015 (prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)).

Dec. 31, 2015
€ millions
(A) Cash and cash equivalents	9,148

(B) Short-term debt, and current portion of long-term debt	3,436

(C) Long-term debt	13,118

(D) Equity attributable to non-controlling interests	161

(E) Equity attributable to equity holders of Sanofi:

Share capital	2,611

Additional paid-in capital and retained earnings	52,010

Treasury shares	(298)

Stock options and other share-based payments	2,814

Other items recognized directly in equity	912

Equity attributable to equity holders of Sanofi	58,049

(F) Capitalization (C+D+E)	71,328

As of March 15, 2016, the total aggregate amount of U.S. commercial paper outstanding was US$1.5 billion. No U.S. commercial paper was outstanding as of December 31, 2015.

As of March 10, 2016, following the repurchase and cancellation of shares in accordance with its share repurchase program, the value of the treasury shares of Sanofi amounted to €1,706 million.